[LETTERHEAD OF WHITE & CASE]

February 24, 2008

BY E-MAIL

John Wm. Butler, Jr., Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, IL  60606

Dear Jack:

We are in receipt of a draft exit financing presentation and draft press release related thereto both of which were forwarded to us on the afternoon of February 23, 2008. We have forwarded such financing presentation to the other Plan Investors, but given the timing of Delphi's distribution, we have not been able to obtain the complete views of all Plan Investors. On behalf of ADAH, we have the following preliminary response.

The proposed exit financing package is substantially identical to the proposal delivered to ADAH on February 8, 2008. Certain objections to, and concerns with, that proposal as outlined in detail in our letter of February 13, 2008, apply to the financing described in yesterday's package. Such financing is non-compliant, and inconsistent, with the EPCA, including, among other provisions, sections 5(p) and 5(t) of the EPCA. Moreover, the debt financing proposed is not the "Debt Financing" as contemplated by the EPCA. ADAH reserve all of its rights with respect to the foregoing, including under the EPCA and otherwise.

ADAH is in no position to advise Delphi of its disclosure obligations to the proposed bank syndicate or under applicable securities laws. ADAH assumes that Delphi will carefully consider the views expressed above and in the letter of February 13 as it determines what disclosures it will make.

Very truly yours,


/s/

Thomas E Lauria